October 4, 2019

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Christina Harley, Staff Accountant
Michelle Miller, Staff Accountant

Re:	Green Dot Corporation
Form 10-K for the fiscal year ended December 31, 2018
Filed February 27, 2019
Form 10-Q for the period ended June 30, 2019
Filed August 9, 2019
File Number 001-34819

Ladies and Gentlemen:
This letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in the letter dated October 2, 2019 from the SEC’s Division of Corporation Finance, Office of Financial Services to Mr. Steven W. Streit of Green Dot Corporation (the “Company” and “we”). For your convenience, we have set forth below the Staff’s comments in italicized text. The Company’s response to the Staff comments follows immediately after the text of the Staff comments.
Form 10-Q for the period ending June 30, 2019
Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of Three-Month Periods Ended June 30, 2019 and 2018
Operating Revenues, page 33

1.
We note your response to comment 1. Considering that your revised 2019 guidance was in part attributable to the decline in your legacy non-direct deposit active accounts as discussed in your Q2 2019 earnings call, in future filings, please disaggregate Gross Dollar Volume and Number of Active Accounts between direct deposit active accounts and non-direct deposit active accounts.

Response:
In future filings, the Company will disaggregate Gross Dollar Volume and Active Accounts as requested.

*****
Please direct any comments or questions regarding this filing to me at (626) 765-2619 or to Jess Unruh, Chief Accounting Officer of the Company, at (626) 765-2003.

Very truly yours,
/s/ Mark Shifke
Mark L. Shifke
Chief Financial Officer
Green Dot Corporation

cc:	J. Chris Brewster, Audit Committee of the Board of Directors
Steven W. Streit, President and Chief Executive Officer
John C. Ricci, General Counsel and Secretary
Jess Unruh, Chief Accounting Officer
Keith Lupton, Ernst & Young LLP
William L. Hughes, Orrick, Herrington & Sutcliffe LLP